Exhibit (a)(5)(Q)

TRIBUNE COMPLETES GOING-PRIVATE TRANSACTION; SAM ZELL NAMED CHAIRMAN & CEO Zell Increases Investment in Company to $315 Million; New Board of Directors Elected

CHICAGO, Dec. 20, 2007—Tribune Company (NYSE:TRB) announced today that it has completed its going-private transaction by merging with an acquisition subsidiary of the Tribune Employee Stock Ownership Plan (Tribune ESOP). Effective immediately, Sam Zell, who financed the transaction, assumes the roles of chairman of the board and chief executive officer.

“We have a tremendous opportunity to take the great brands of Tribune Company, and the enormous talent within the company, to a new level,” said Zell. “Tribune, along with the newspaper industry, has been mired in its monopolistic origins, and we intend to create a fresh, entrepreneurial culture that is fast and nimble, and which rewards innovation. Our goal is to provide a sustainable, relevant product for our customers and communities.”

Under the terms of the merger agreement, all of the company’s publicly held shares of common stock, except for those owned by the Tribune ESOP and shares held by shareholders who validly exercise appraisal rights, will be cashed out at $34 per share. Shareholders approved the transaction at a special meeting held on Aug. 21, 2007. The company’s common stock will cease trading on the New York Stock Exchange at market close today.

On April 2, 2007, Tribune announced its intention to become a private company, owned 100 percent by the Tribune ESOP. EGI-TRB, an entity run by Zell, made an initial investment of $250 million in Tribune, and Zell was named to the company’s board of directors in May. As part of the going-private transaction, EGI-TRB increased its investment to $315 million by purchasing a note and a warrant to acquire up to 40 percent of the company’s common equity on a fully diluted basis.

Board and Management Changes

Contingent upon board approval this afternoon, Tribune’s board will have a total of eight directors, chaired by Zell. The company expects to add the following directors:

  Jeffrey S. Berg, 60, chairman and chief executive officer of International Creative Management, Inc. He serves on the Board of Visitors at the UCLA Anderson School of Management, and on the Board of Directors of Oracle Corporation. He is also on the London School of Economics’ Court of Governors.
  Brian L. Greenspun, 61, chairman and chief executive officer of The Greenspun Corporation, and president and editor of the Las Vegas Sun. He is a member of the Board of Trustees of the Brookings Institution in Washington, D.C. and amember of the International Advisory Council of the Saban Center for MiddleEast Policy in Washington. Greenspun also serves on the University of NevadaPresident’s Community Advisory Board. The Greenspun family has made asignificant investment in Tribune Company.
  William C. Pate, 44, chief investment officer of Equity Group Investments, LLC. Pate serves on the boards of Covanta Holding Corporation and Exterran Holdings Inc. He is a nominee of Zell’s affiliate agreement with Tribune Company.

  Maggie Wilderotter, 52, chairman and chief executive officer of Citizens Communications. Wilderotter has 30 years of experience in the communications industry, and serves on the board of directors of Yahoo! and Xerox Corporation, as well as the boards for a number of non-profit organizations.

  Frank E. Wood, 65, chief executive officer of Secret Communications, LLC, a venture capital company in Cincinnati. Wood, a former lawyer, spent 33 years in the radio broadcasting business. He is chairman of the board of 8e6 Technologies, an internet filtering company, and serves on the board of Chemed Corporation and C Bank, a new business bank.

William A. Osborn and Betsy D. Holden each have been re-elected to serve on Tribune’s board.

  Holden, 52, joined Tribune Company’s board of directors in 2002. She is a senior advisor to McKinsey & Company and the former president of global marketing and category development at Kraft Foods Inc. She also serves on the board of Western Union Company.

  Osborn, 60, joined Tribune Company’s board of directors in 2001. He is chairman and chief executive officer and a director of Northern Trust Corporation and its principal subsidiary, The Northern Trust Company. In addition, he serves on the board of Caterpillar, Inc.

Tribune’s executive management team, led by Zell, adds Randy Michaels as executive vice president and chief executive officer of Interactive and Broadcasting, and Gerald A. Spector as executive vice president and chief administrative officer.

  Michaels, 55, was formerly CEO of Local TV, LLC, a company that acquired television stations formerly owned by New York Times Company. He has more than 37 years in media, including his role as president and chief executive officer at Jacor, which merged with Clear Channel Communications in 1999. As CEO, Michaels grew Clear Channel from 425 to 1200 stations in just three years.
  Spector, 61, previously served as executive vice president and chief operating officer of Equity Residential. Prior to that role, he was COO of Equity Group Investments. Spector has more than 35 years of experience in bringing various financial and real estate companies within Zell’s organization to operational excellence. He remains on the board of trustees of Equity Residential as vice chairman.

Press Conference

Sam Zell will hold a press conference regarding Tribune’s going-private transaction at Tribune Tower at 2:30 p.m. CDT (3:30 EDT, 12:30 PDT). Tribune Tower is located a 435 North Michigan Avenue, Chicago. Media wishing to cover the event should e-mail their contact information to dbrown@tribune.com, and check in at the main entrance of the Tower.

The press conference will be available by satellite on:

Galaxy 17 Transponder 13 -- Horizontal 11967.25 MHz 1217.25 MHz. L-band 4.2969 m/S symbol rate 5/6 FEC

An audio webcast of the press conference will be available on the company's website, http://www.tribune.com.

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About Tribune Company

Tribune is one of the country’s top media companies, operating businesses in publishing, interactive and broadcasting. It reaches more than 80 percent of U.S. households and is the only media organization with newspapers, television stations and websites in the nation’s top three markets. In publishing, Tribune’s leading daily newspapers include the Los Angeles Times, Chicago Tribune, Newsday (Long Island, N.Y.), The Sun (Baltimore), South Florida Sun-Sentinel, Orlando Sentinel and Hartford Courant. The company’s broadcasting group operates 23 television stations, Superstation WGN on national cable, Chicago’s WGN-AM and the Chicago Cubs baseball team. Popular news and information websites complement Tribune’s print and broadcast properties and extend the company’s nationwide audience.